NEWS RELEASE

Brightstar Lottery Completes Sale of Gaming & Digital Business and Announces $1.1 billion Capital Return to Shareholders
•The Company will remain listed on the New York Stock Exchange, trading under its new ticker symbol, BRSL, beginning July 2, 2025
•$1.1 billion capital return to shareholders comprised of $3.00 per share special cash dividend and $500 million share repurchase authorization
•$2.0 billion in debt reduction concentrated on near-term maturities
LONDON, July 1, 2025 / PR Newswire –International Game Technology PLC (NYSE: IGT), doing business as Brightstar Lottery (“Brightstar,” the “Company”), announced it has completed the sale of its Gaming & Digital business to a holding company owned by funds managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) on July 1, 2025. Effective July 2, 2025, Brightstar will begin trading on the New York Stock Exchange under its business name, Brightstar Lottery, and new ticker symbol, BRSL. The Company’s CUSIP will not change, and no action is needed from current stockholders.
“The sale of the Gaming & Digital business positions Brightstar for an exciting future,” said Marco Sala, Executive Chair of Brightstar. “The balanced allocation of proceeds to significantly reduce debt and return substantial capital to shareholders, in addition to funding investments in growth and improving ongoing shareholder returns, reflect the Board’s continuing commitment to enhance shareholder value.”
“Today marks an exciting new chapter for the Company, one that builds on a long legacy of delivering responsible, sustainable solutions through our products, services, technology, and insights,” said Vince Sadusky, CEO of Brightstar. “I am extremely proud of the Brightstar team, whose future-forward mindset and commitment to innovation serving lottery customers around the world are the foundation of the Company’s strong financial position and predictable cash flows.”
The Company received approximately $4.0 billion of net cash proceeds that are expected to be allocated in the following manner:
•$2.0 billion used for previously disclosed contractual commitment to reduce debt:
oRedeem in whole the 4.125% Senior Secured U.S. Dollar Notes due April 2026 and the 3.500% Senior Secured Euro Notes due June 2026.
o€300 million to prepay the Term Loan Facilities due January 2027.
oRemaining amount allocated to prepay the Revolving Credit Facilities due July 2027.
•$1.1 billion to be returned to shareholders:
oThe Company’s Board of Directors declared a special cash dividend to common stockholders in the amount of $3.00 per share. The record date of the distribution is July 14, 2025, and it will be payable on July 29, 2025.
oIn addition, the Board authorized a $500 million, two-year share repurchase program. The new authorization replaces the Company’s existing share repurchase program.
•$500 million to partially fund upcoming Italy Lotto license payments.
•$400 million to be used for general corporate purposes.
The Company intends to maintain a strong balance sheet with target net debt leverage (net debt/last twelve months (“LTM”) Adjusted EBITDA)** around 3.0x supported by robust cash flow generation. Pro forma for the transaction, approximately $100 million of residual post-closing transaction costs, the full upfront payments associated with the new Italy Lotto license, and the $1.1 billion of capital returned to shareholders, net debt leverage as of March 31, 2025, was 3.5x.
**Net debt, net debt leverage, Adjusted EBITDA and pro forma net debt are non-GAAP financial measures. For definitions of net debt, net debt leverage, and reconciliations of net debt and adjusted EBITDA, respectively, to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, as of March 31, 2025, refer to the Company’s earnings release dated May 13, 2025, furnished to the Securities and Exchange Commission on Form 6-K on May 13, 2025.

About Brightstar
Brightstar is an innovative, forward-thinking global leader in lottery that builds on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a premier pure play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, fulfill player needs and distribute meaningful benefits to communities. Brightstar has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility.  Brightstar has approximately 6,000 employees. For more information, please visit www.brightstarlottery.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans and strategies, expected growth, trends, events, including the amount and allocation of net proceeds from the sale of the Gaming & Digital business, the Company’s future financial position and cash flows, future dividend payments, target net debt leverage, and results of operations and financial condition, including our expectations on future revenue and profit potential, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) macroeconomic, regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which the Company operates, and related changes in discretionary consumer spending and behavior, fluctuations in foreign currency exchange rates, and the other factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2024 and other documents filed or furnished from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.brightstarlottery.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the

Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.
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Contact:
Mike DeAngelis, Corporate Communications, +1 (401) 392-1000, mike.deangelis@brightstarlottery.com
Matteo Selva, Italian media inquiries, +39 366 6803635
James Hurley, Investor Relations, +1 (401) 392-7190